JOHN HANCOCK TAX-ADVANTAGED GLOBAL SHAREHOLDER YIELD FUND
CONSULTING AGREEMENT
     AGREEMENT made this 21st day of September, 2007, among John Hancock Advisers, LLC, a Delaware limited liability company, (“the Adviser”), and MFC Global Investment Management (U.S.A.) Limited, a Canadian Corporation (the “Consultant”). In consideration of the mutual covenants contained herein, the parties agree as follows:
1.	APPOINTMENT OF CONSULTANT
a.	a. The Consultant undertakes to provide the services described in Section 2 below in connection with the Adviser’s administration of the John Hancock Tax-Advantaged Global Shareholder Yield Fund (the “Fund”), subject to the supervision of the Trustees of the Fund. The Consultant will be an independent contractor and will have no authority to act for or represent the Fund, Adviser or any subadviser in any way except as expressly authorized in this Agreement or another writing by the Adviser.
b. Adviser acknowledges that the Consultant is not providing any advice hereunder as to the value of securities or regarding the advisability of purchasing or selling any securities for the Fund’s portfolio. No provision of this Agreement shall be considered as creating, nor shall any provision create, any obligation on the part of the Consultant, and the Consultant is not agreeing hereby, to: (i) furnish advice or make any recommendations regarding the purchase or sale of portfolio securities; or (ii) render any opinions, valuations or recommendations of any kind or to perform any such similar services. The Adviser hereby acknowledges that the Consultant’s engagement under this Agreement is as an independent contractor and not in any other capacity, including as a fiduciary. Furthermore, the Adviser agrees that it is solely responsible for making its own judgments in connection with the matters covered by this Agreement (irrespective of whether the Consultant has advised or is currently advising the Adviser on related or other matters).
2.	SERVICES TO BE RENDERED BY CONSULTANT
a.	The Consultant will provide the Adviser the following information and services as may be requested by the Adviser from time to time:
consult with the Adviser on matters relating to United States federal income tax laws and regulations as they apply to operations of the Fund;
assist the Adviser with compliance monitoring and the implementation and use of compliance systems; and assist the Adviser in addressing legal and regulatory matters related to the Fund.
b.	The Consultant, at its expense, will furnish all necessary (i) management facilities, including salaries of personnel required for it to execute its duties faithfully under this Agreement, and (ii) administrative facilities, including bookkeeping, clerical personnel and equipment necessary to execute its obligations under this Agreement.

3.	COMPENSATION OF CONSULTANT
The Adviser will pay the Consultant compensation that is mutually agreed upon by the parties for the services provided by the Consultant under this Agreement. The fees shall be determined at fair market value by reference to the arm’s length principle as proposed by the Organization for Economic Cooperation and Development (“OECD”), consistent with the interpretation adopted by the Internal Revenue Service (“IRS”) pursuant to Section 482 of the Internal Revenue Code (United States). The fees shall be adjusted for any tax authority audit adjustments or any competent authority audit adjustments if the party and/or parties believe such adjustments are appropriate from time to time.
4.	LIABILITY OF CONSULTANT
a. Neither the Consultant nor any of its directors, officers or employees shall be liable to the Adviser, any subadviser or the Fund for any error of judgment or mistake of law or for any loss suffered by the Adviser, any subadviser or the Fund in connection with the matters to which this Agreement relates except for losses resulting from willful misfeasance, bad faith or gross negligence in the performance of, or from the reckless disregard of, the duties of the Consultant or any of its directors.
5.	CONFLICTS OF INTEREST
     It is understood that trustees, officers, agents and shareholders of the Fund are or may be interested in the Consultant as trustees, officers, partners or otherwise; that employees, agents and partners of the Consultant are or may be interested in the Fund as trustees, officers, shareholders or otherwise; that the Consultant may be interested in the Fund; and that the existence of any such dual interest shall not affect the validity hereof or of any transactions hereunder except as otherwise provided in the Agreement and Declaration of Trust of the Fund or by specific provision of applicable law.
6.	REGULATION
     The Consultant shall submit to all regulatory and administrative bodies having jurisdiction over the services provided pursuant to this Agreement any information, reports or other material which any such body by reason of this Agreement may request or require pursuant to applicable laws and regulations.
7.	DURATION AND TERMINATION OF AGREEMENT
     This Agreement shall continue in effect unless terminated by either party upon written notice to the other party.
8.	AMENDMENTS TO THE AGREEMENT
     This Agreement may be amended by the parties only if such amendment is approved in writing by both parties.
9.	ENTIRE AGREEMENT
     This Agreement contains the entire understanding and agreement of the parties.
10.	HEADINGS
     The headings in the sections of this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.

11.	SEVERABILITY
     Should any portion of this Agreement for any reason be held to be void in law or in equity, the Agreement shall be construed, insofar as is possible, as if such portion had never been contained herein.
12.	REPRESENTATIONS OF THE ADVISER AND CONSULTANT
(a.)	The Adviser and Consultant each separately represent, warrant and agree on a continuing basis the following:-

1.	it has the authority to enter into this Agreement, and that it has taken all steps necessary to appoint the Consultant to perform the services envisaged in this Agreement;

2.	it is duly authorized and empowered to perform its duties and obligations hereunder and that the terms of this Agreement do not constitute a breach of any obligations by which it is bound whether arising by contract, operation of law or otherwise;
(b.)	The Consultant represents, warrants and agrees on a continuing basis the following:

1.	it has the authority to enter into this Agreement,

2.	it is duly authorized and empowered to perform its duties and obligations hereunder and that the terms of this Agreement do not constitute a breach of any obligations by which the Consultant is bound whether arising by contract, operation of law or otherwise;
13.	GOVERNING LAW
     The provisions of this Agreement shall be construed and interpreted in accordance with the laws of The Commonwealth of Massachusetts, or any of the applicable provisions of the Investment Company Act. To the extent that the laws of The Commonwealth of Massachusetts, or any of the provisions in this Agreement, conflict with applicable provisions of the Investment Company Act, the latter shall control.
14.	CONFIDENTIALITY OF TRUST PORTFOLIO HOLDINGS
     The Consultant agrees to treat Fund portfolio holdings as confidential information in accordance with the Fund’s “Policy Regarding Disclosure of Portfolio Holdings,” as such policy may be amended from time to time, and to prohibit its employees from trading on any such confidential information.
15.	COUNTERPARTS
     This Agreement may be executed in two or more counterparts, each of which, when executed and delivered, shall be deemed an original for all purposes, but all of which together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed under seal by their duly authorized officers as of the date first mentioned above.

John Hancock Advisers, LLC
by:	/s/ Jeffrey Long

MFC Global Investment Management (U.S.A.) Limited
by:	/s/ Warren R. Ruddick